100 Oliver Street, 40th Floor Boston, MA 02110 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct

September 28, 2022

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto, Esq. and Mr. Jeffrey Long

Re:	Franklin BSP Private Credit Fund, File No. 811-23492, 333-234759 (the “Fund”)

Dear Ms. Rossotto:

This letter responds to comments provided to Thomas Friedmann, Jonathan Gaines and Thomas Cheeseman of Dechert LLP in telephonic discussions on September 22, 2022 and September 27, 2022 with respect to Pre-Effective Amendment No. 4 to the Registrant’s registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on August 19, 2022 on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: The Securities and Exchange Commission has taken the position that Accounting Standards Codification Topic 450, Contingencies (“ASC 450”) requires the deferred adviser recoupment contemplated in the Registration Statement to occur within three years of incurrence of the expense or to account for the possible recoupment as a liability.

Response: The disclosure and associated expense limitation agreement have been revised to only allow for deferred adviser recoupments within three years of incurrence of the expense.

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Should you have any questions or comments, please contact the undersigned at 617.728.7120.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann